Re 82-5154

04036597

17 August 2004

Bradford & Bingley announces the disposal of two IFA businesses

Bradford & Bingley plc is pleased to announce that it has agreed the disposal of Charcol Aitchison & Colegrave Ltd and Charcol Holden Meehan Ltd to JS&P Holdings Ltd ("John Scott & Partners").

The businesses being sold had aggregate net assets of about £5.6 million at 30th June 2004. These businesses did not make a material contribution to Bradford & Bingley's profits in the half year to 30th June 2004.

Notes:

John Scott & Partners was founded in 1964 and is an independent financial adviser and wealth manager with offices in Marlow (Bucks), London, Bristol and Leeds and currently manages £320 million on behalf of private and company clients.

If you would like to discuss the information in this statement, please contact:

Investor Relations:
Phillip McLelland
Bradford & Bingley plc
PO Box 88
Crossflatts
Bingley
BD16 2UA
Tel: 01274 806112
Fax: 01274 554662
Email: phillip.mclelland@bbg.co.uk

Press Office:
Siobhan Hotten
Bradford & Bingley plc
21-27 Lamb's Conduit Street
London
WC1N 3BD
Tel: 020 7067 5627
Fax: 020 7067 5656
Email: siobhan.hotten@bbg.co.uk

END